# O2 Treehouse Commercial Inc



# ANNUAL REPORT

1960 Mandela Parkway

Oakland, CA 94501

(323) 404-8014

https://www.o2treehouse.com/

This Annual Report is dated April 24, 2023.

## BUSINESS

Blending the most current engineering methodologies with traditional craftsmanship and purposeful design, O2 Treehouse has constructed dozens of structures around the globe since beginning work in 2006. Central to our philosophy is advancing harmony with the natural world and fostering stronger relationships through time spent at a new elevation. The company originally formed as O2 Sustainability LLC in 2006 in Minnesota. The company transitioned to O2 Treehouse LLC registered in CA and Minnesota, then in 2019, we formed O2 Treehouse Commercial Inc. in California to allow for greater flexibility with permits and licensing. We transitioned our operations and business from the LLC to a Corporation on January 1, 2020.

**Previous Offerings**

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,900,000

Use of proceeds: Founder share issuance

Date: July 20, 2020

Offering exemption relied upon: Section 4(a)(2)


**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**


**Operating Results – 2020 Compared to 2019**

Circumstances which led to the performance of financial statements:

Revenue for the fiscal year 2019 was $808,027 compared to FY 2019's revenue of $444,944. Revenue growth of 45% resulted from an increase in average project size and greater demand for the Company's custom treehouses due to management's focus on business expansion and marketing. The Company will continue to increase focus on lead generation and sustainable business development, as well as on the flagship product, the Treewalkers Tent, for the Company's new business line: Treewalkers.

Cost of Sales

Cost of sales in 2020 was $604,026 compared to fiscal year 2019's cost of sales of $319,163. This increase of 47.16% was due to expenditures related to the design, pre-fabrication and installation to support the larger number of treehouse projects in demand in 2020 as well as the research and development involved in the new Treewalkers product line.

Gross Profit

Gross profit as a percent of sales in 2020 was 33.7% compared to 39.4% in 2019. Gross profit margins declined due to the implementation of new building systems and technology on primary projects including the Tetra Truss 5.0 and the Treewalkers Tent. The company has since adapted production and installation techniques to better fit these new building systems.

Expenses

The Company's expenses consist of, among other things marketing, warehouse rental, executive compensation, digital media, software, sales and general administrative expenses. Expenses in 2020 were $292,701 compared to $103,101 in 2019. This 65% increase is mainly due to non-recurring startup and capital raise related expenditures related to the StartEngine campaign and launch of the new Treewalkers division.

Historical results and cash flows:

We believe that the upward momentum from year to year can be expected moving forward. We continue to become more efficient and expand our product offerings, allowing us to add more personnel to overhead and therefore expand our capabilities to deliver and to penetrate the market.

We tend to fluctuate the most in the Labor Department. This tends to fluctuate because every job is very different. The expertise needed for the scope of our projects varies. A one-hour delay for 5 people can add up to a lot of wasted time over a long period. The launch of Treewalkers and a shift toward prefabricated and reproducible products will provide us with more consistent labor costs.

Our greatest profit margin was selling the labor of our design crew, however the bulk of our income comes from selling the labor of our build crew. This is the best way to construct a treehouse and is how we plan for money to be generated moving forward, with a shift toward prefabricated structures and the addition of hospitality royalty revenue coming from our destinations currently under construction.

**Liquidity and Capital Resources**

At December 31, **2020** the Company had cash of $7,291.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Landmark Bank

Amount Owed: $6,225.00

Interest Rate: 3.99%

Maturity Date: June 01, 2022


Creditor: SBA - EIDL

Amount Owed: $31,700.00

Interest Rate: 3.75%

Maturity Date: June 09, 2050


Creditor: SBA - PPP

Amount Owed: $36,731.00

Interest Rate: 1.0%

Maturity Date: March 05, 2022

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Heather Feider

Heather Feider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: June, 2020 - Present

Responsibilities: Responsible for company meetings, board meeting minutes and administrative tasks. Heather does not currently receive additional compensation for this role.


Position: Chief Financial Officer

Dates of Service: March, 2019 - Present

Responsibilities: Heather manages the financial actions of the company. Heather currently receives an annual salary of $52,000 in compensation for her role..


Other business experience in the past three years:

Employer: O2 Treehouse LLC

Title: Operations & Project Manager

Dates of Service: January, 2018 - March, 2019

Responsibilities: Heather manages all aspects of O2 Treehouse's projects and assists in running the business.

Name: Dustin Feider

Dustin Feider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: March, 2019 - Present

Responsibilities: Managing the organization. Dustin currently owns 100% of outstanding stock of the corporation and receives an annual salary of $72,800 for his role.


Position: Director

Dates of Service: March, 2019 - Present

Responsibilities: Makes important management decisions and creates policies that guide the company. Dustin does not receive any additional compensation for his Director role.


Other business experience in the past three years:

Employer: O2 Treehouse LLC

Title: Owner, Lead Designer, Builder

Dates of Service: December, 2006 - Present

Responsibilities: O2 Treehouse LLC was the original legal entity of the business that Dustin founded and ran beginning in 2006. This entity is no longer active as of 2020.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Dustin Feider

Amount and nature of Beneficial ownership: 1,900,000

Percent of class: 100.0


## RELATED PARTY TRANSACTIONS

Name of Entity: Dustin Feider

Relationship to Company: Owner

Nature / amount of interest in the transaction: Mr. Feider lent the Company money to cover expenses.

Material Terms: $0 interest, owner equity payments

## OUR SECURITIES

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,900,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the ecotourism homesharing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Treewalkers glamping tent. Delays or cost overruns in the development of our Treewalkers glamping tent and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns five trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Permitting and Government Regulations The installation of our product on a large scale is completely reliant on local government ordinances allowing construction of structures within the specific communities that a customer is attempting to build in. Permits are sometimes costly and an early stage deterrent for prospective consumers within this specific industry.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

**O2 Treehouse Commercial Inc**

By   /s/ *Dustin Feider*

    Name: O2 Treehouse Commercial Inc

    Title:   Owner, CEO, Director

---

Exhibit A

**FINANCIAL STATEMENTS**

---

# O2 TREEHOUSE COMMERCIAL INC

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2020 AND 2019
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

| | Page |
|---|---|
| INDEPENDENT ACCOUNTANT'S REVIEW REPORT | 1 |
| FINANCIAL STATEMENTS: | |
| Balance Sheet | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Stockholders' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 |

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors of
O2 Treehouse Commercial Inc
Oakland, California

We have reviewed the accompanying financial statements of O2 Treehouse Commercial Inc (the "Company,"), which are comprised of the balance sheets as of December 31, 2020 and December 31, 2019, the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 26, 2021
Los Angeles, California

1

**O2 TREEHOUSE COMMERCIAL INC**
BALANCE SHEET
(UNAUDITED)

| As of December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 7,291 | $ | 14,547 |
| Cash deposit hold | | 6,905 | | - |
| Accounts receivable—net | | 58,860 | | - |
| **Total current assets** | | **73,055** | | **14,547** |
| | | | | |
| Property and equipment, net | | 5,428 | | - |
| **Total assets** | **$** | **78,484** | **$** | **14,547** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 23,358 | $ | 5,316 |
| Credit Card | | 3,694 | | 8,172 |
| Owners loan | | 687 | | 2,390 |
| Current portion of Loans Payable | | 32,262 | | 24,450 |
| **Total current liabilities** | | **60,002** | | **40,328** |
| | | | | |
| Loans Payable | | 42,294 | | - |
| **Total liabilities** | | **102,295** | | **40,328** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 35,267 | | 35,267 |
| Owner's Draw | | (129,840) | | (85,779) |
| Equity Crowdfunding- Common Stock | | 136,580 | | - |
| Retained earnings/(Accumulated Deficit) | | (65,819) | | 24,731 |
| | | | | |
| **Total stockholders' equity** | | **(23,812)** | | **(25,781)** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **78,484** | **$** | **14,547** |

*See accompanying notes to financial statements.*

**O2 TREEHOUSE COMMERCIAL INC**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 808,027 | $ | 444,944 |
| Cost of goods sold | | 604,026 | | 319,163 |
| Gross profit | | 204,001 | | 125,781 |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 253,486 | | 97,024 |
| Sales and marketing | | 39,215 | | 6,077 |
| Total operating expenses | | 292,701 | | 103,101 |
| | | | | |
| Operating income/(loss) | | (88,700) | | 22,680 |
| | | | | |
| Interest expense | | 1,857 | | 7,740 |
| Other Loss/(Income) | | (7) | | (2,558) |
| Income/(Loss) before provision for income taxes | | (90,550) | | 17,498 |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net income/(Net Loss)** | **$** | **(90,550)** | **$** | **17,498** |

*See accompanying notes to financial statements.*

## 02 TREEHOUSE COMMERCIAL INC
### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### (UNAUDITED)

| (in , $US) | Common Stock | | Equity Crowdfunding -Common Stock | | Owner's Draw | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Balance—December 31, 2018 | 1,000 | $ 11,428 | | | $ (38,346) | $ 7,233 | $ (19,685) |
| Owners' contribution | | 23,839 | | | | | 23,839 |
| Owner's Draw during the year | - | - | | | (47,434) | | (47,434) |
| Net income/(loss) | | | | | | 17,498 | 17,498 |
| Balance—December 31, 2019 | 1,000 | $ 35,267 | | | (85,779) | $ 24,731 | $ (25,781) |
| Stock Split (1,900 for 1) | 1,899,000 | | | | | | |
| Capital raised on Crowdfunding | | | 27,316 | 136,580 | | | 136,580 |
| Owner's Draw during the year | - | - | | | (44,060) | | (44,060) |
| Net income/(loss) | | | | | | (90,550) | (90,550) |
| Balance—December 31, 2020 | 1,900,000 | $ 35,267 | $ 27,316 | $ 136,580 | $ (129,840) | $ (65,819) | $ (23,812) |

*See accompanying notes to financial statements.*

## O2 TREEHOUSE COMMERCIAL INC
### STATEMENTS OF CASH FLOWS
### (UNAUDITED)

| For Fiscal Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (90,550) | $ | 17,498 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 1,357 | | - |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable—net | | (58,860) | | 1,676 |
| Accounts payable and accrued expenses | | 18,042 | | 5,316 |
| Credit Cards | | (4,478) | | (1,686) |
| Cash deposit held | | (6,905) | | - |
| **Net cash provided/(used) by operating activities** | | **(141,394)** | | **22,804** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (6,785) | | - |
| Sale of property and equipment | | - | | |
| **Net cash provided/(used) in investing activities** | | **(6,785)** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Owner's contribution | | - | | 23,839 |
| Capital raised on Crowdfunding | | 136,580 | | - |
| Borrowings on Loans Payable | | 50,106 | | 15,335 |
| Owner's loan | | (1,703) | | - |
| Owner's Draw | | (44,060) | | (47,434) |
| **Net cash provided/(used) by financing activities** | | **140,922** | | **(8,259)** |
| | | | | |
| Change in cash | | (7,256) | | 14,545 |
| Cash—beginning of year | | 14,547 | | 2 |
| **Cash—end of year** | $ | **7,291** | $ | **14,547** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 1,857 | $ | 7,740 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

O2 Treehouse Commercial Inc. was formed on September 15, 2016 in the state of California. The financial statements of O2 Treehouse Commercial Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Oakland, California.

O2 Treehouse Commercial Inc. (heretofore referred to as "O2 Treehouse" "O2T" or "the Company") is a luxury treehouse brand. The Company creates bespoke treehouses, customized to each client's needs and desires, and suitable for the client's specific land and trees. O2 Treehouse also just launched a new project called Treewalkers. Treewalkers is a franchise-based treehouse brand that lends property owners a way to enter the home-sharing market with low risk and a high ROI; and lends travelers an easily accessible network of eco experiences.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Machinery & Equipment | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

O2 Treehouse is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when the services are complete in line with contracts with customers. The Company's revenue primarily results from design, fabrication, and installation of custom treehouses. Each contract with a customer generally lasts four months. Payment terms vary by contract and type of customer, and generally include an upfront payment and weekly or progress billing as the treehouse is fabricated, transported, assembled, and installed.

### Cost of sales

Costs of goods sold include the cost of inputs, cost of labor, commissions, supplies and etc.

### Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $39,215 and $6,077, which is included in sales and marketing expense.

### Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

### Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 26, 2021, which is the date the financial statements were issued.

### Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements.  The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.    PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Machinery & Equipment | $      6,785 | $            - |
| **Property and Equipment, at Cost** | 6,785 | |
| Accumulated depreciation | (1,357) | |
| **Property and Equipment, Net** | $      5,428 | |

Depreciation expense for property and equipment for the fiscal years ended December 31, 2020 and 2019 was in the amount of $1,357 and $0 respectively.

## 4.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 3,000,000 shares of common shares with no par value. During 2020, the company conducted a stock split, subdivided each of 1,000 shares into 1,900 fully paid and non-assessable shares of common stock.

As of December 31, 2020, and December 31, 2019, 1,900,000 and 1,000 of common stock been issued and are outstanding.

## 5. DEBT

**Loans**

During the years presented, the Company received loans for an aggregate amount of $74,656. The details and terms of the loans are as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2020 | | | | | For the Year Ended December 2019 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| SBA Loan | $ 31,700 | 3.75% | Fiscal Year 2020 | 30 years | $ 1,189 | $ 1,189 | $ 1,550 | $ 30,050 | $ 31,600 | | | | | |
| PPP Loan | $ 36,731 | 1.00% | Fiscal Year 2020 | 3/5/2022 | 367 | 367 | 24,487 | 12,244 | 36,731 | | | | | |
| Landmark Loan | $ 6,225 | 3.99% | Fiscal Year 2018 | No maturity date | 248 | 248 | 6,225 | | 6,225 | 248 | 248 | 7,600 | | 7,600 |
| | | | | | | | | | - | | | | | - |
| Total | | | | | $ 1,804 | $ 1,804 | $ 32,262 | $ 42,294 | $ 74,556 | $ 248 | $ 248 | $ 7,600 | $ - | $ 7,600 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2020 | |
|---|---|
| 2021 | $ 32,262 |
| 2022 | 14,104 |
| 2023 | 1,860 |
| 2024 | 1,860 |
| 2025 | 1,860 |
| Thereafter | 22,610 |
| **Total** | **$ 74,556** |

**Owner Loans**

From time to time, the Company receives advances/ loans from one of the owners, Dustin Feider, to help with the Company's operations. The loans don't bear any interest rate nor maturity date. As of December 31, 2020, and December 31, 2019, the outstanding balance of the loans was in the amount $ 687 and $ 2,390, respectively and the entire amount was classified as current liability. The imputed interest on the loan was deemed immaterial.

## 6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

| As of Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Net Operating Loss | $ | (27,020) | $ | - |
| Valuation Allowance | | 27,020 | | - |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

| As of Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Net Operating Loss | $ | (27,020) | $ | - |
| Valuation Allowance | | 27,020 | | - |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $90,550, and the Company had state net operating loss ("NOL") carryforwards of approximately $90,550. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7. RELATED PARTY

From time to time, the Company receives advances/ loans from one of the owners, Dustin Feider, to help with the Company's operations. The loans do not bear any interest rate nor maturity date. As of December 31, 2020, and December 31, 2019, the outstanding balance of the loans was in the amount $ 687 and $ 2,390, respectively and the entire amount was classified as current liability. The imputed interest on the loan was deemed immaterial.

During 2020, the Company made payments to O2 Treehouse LLC (also owned by Dustin Feider) in the aggregate amount of $2,500, which were expensed as incurred.

## 8. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

The Company entered into the certain rental agreement for facilities on month-to-month basis. Rent expense was in the amount of $15,795 and $ 21,576 during the years ended December 31, 2020 and December 31, 2019, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

# CERTIFICATION

I, Dustin Feider, Principal Executive Officer of O2 Treehouse Commercial Inc, hereby certify that the financial statements of O2 Treehouse Commercial Inc included in this Report are true and complete in all material respects.

*Dustin Feider*

Owner, CEO, Director